Exhibit 99.1

FIFTH AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

GFL ENVIRONMENTAL INC.

Dated as of December 17, 2021

TABLE OF CONTENTS

			Page

1.	Definitions		1

2.	Registration Rights		7

2.2		Shelf Registrations and Take Downs	9

2.3		Underwritten Offerings	11

2.4		Corporation Registration and Piggyback Rights	12

2.5		Obligations of the Corporation	13

2.6		Furnish Information	17

2.8		Indemnification	18

2.9		Reports Under Exchange Act	20

2.1	0	Lock-Up Agreement	21

2.1	1	Termination of Demand Rights	22

3.	Miscellaneous		22

3.1		Successors and Assigns	22

3.2		Rights of Third Parties	22

3.3		Governing Law; Consent to Jurisdiction; WAIVER OF JURY TRIAL	23

3.4		Counterparts/Electronic Signatures	23

3.5		Headings	23

3.6		Notices	23

3.7		Amendments	26

3.8		Severability	26

3.9		Aggregation of Securities	26

3.1	0	Entire Agreement	26

3.1	1	Delays or Omissions	26

3.1	2	No Conflicting or Preferential Rights	26

3.1	3	Specific Performance	27

3.1	4	Actions and Approvals by the Groups	27

3.1	5	Exchange Rate	27

3.1	6	Margin Loan Matters	27

i

FIFTH AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

This FIFTH AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), is made as of December 17, 2021, by and among GFL Environmental Inc., a corporation amalgamated under the laws of Ontario (together with its successors, the “Corporation”), and each of the Persons set forth on the signature pages hereto and identified as a “Holder” hereto, each of which, together with each other person who holds Registrable Securities who may from time to time become bound hereby in accordance with the terms hereof, is referred to in this Agreement as a “Holder”.

RECITALS

WHEREAS, GFL Environmental Holdings Inc. and certain of the Holders or their predecessors previously entered into a Registration Rights Agreement, dated as of May 31, 2018, as amended and restated by a First Amended and Restated Registration Rights Agreement, dated as of October 17, 2018, as amended and restated by a Second Amended and Restated Registration Rights Agreement, dated as of November 14, 2018, as amended and restated by a Third Amended and Restated Registration Rights Agreement, dated as of March 5, 2020 and as amended and restated by a Fourth Amended and Restated Registration Rights Agreement, dated as of October 1, 2020 (the “Fourth A&R Registration Rights Agreement”);

WHEREAS, GFL Environmental Inc. and GFL Environmental Holdings Inc. amalgamated, forming the Corporation (the “Amalgamation”);

WHEREAS, the Corporation consummated an initial public offering of the Corporation’s subordinate voting shares and tangible equity units (the “Initial Public Offering”) substantially concurrently with the Amalgamation;

WHEREAS, effective on the date hereof, the Holders wish to amend and restate the Fourth A&R Registration Rights Agreement in its entirety as set forth herein in order to provide, inter alia, each Holder with the registration rights specified in this Agreement with respect to the Registrable Securities (as defined herein) held by each Holder and the distribution of such Registrable Securities under applicable securities laws subsequent to the Initial Public Offering in such manner as each Holder may designate on the terms and conditions of this Agreement; and

WHEREAS, the BC Group, as an Initiating Holder, has previously exercised its rights to make two Demand Notices under Section 2 pursuant to the terms of the Fourth A&R Registration Rights Agreement.

NOW, THEREFORE, for and in consideration of the mutual agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

1.            Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

“Affiliate” means, with respect to any specified Person, any other Person which, directly or indirectly, through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person (for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise); provided that, for purposes of this Agreement, the Corporation and its subsidiaries shall not be considered Affiliates of any Holder and its other Affiliates and any Holder and its Affiliates shall not be considered Affiliates of the Corporation and its subsidiaries. In this Agreement, any Person will be deemed to be Affiliated with any other Person if they are Affiliates of each other.

“Affiliated Transferee” means (a) with respect to the BC Group, any Affiliate of any member of the BC Group or any successor entity to any member of the BC Group or its Affiliates (excluding any portfolio company (as such term is commonly used in the private equity industry) of any investment fund, managed account, side-by-side vehicle, co-investment vehicle or similar investment vehicle managed, advised or controlled by BC Partners Advisors L.P. or its Affiliates), (b) with respect to the OTPP Group, any Affiliated fund or Affiliated investment vehicle of, or other entity Affiliated with, the Ontario Teachers’ Pension Plan Board and, in each case, with respect to which Ontario Teachers’ Pension Plan Board retains sole economic and governance rights with respect to its direct or indirect investment in the Corporation (excluding any portfolio company of Ontario Teachers’ Pension Plan Board or of any investment fund, managed account, side-by-side vehicle, co-investment vehicle or similar investment vehicle managed, advised or controlled by Ontario Teachers’ Pension Plan Board or its Affiliates), (c) with respect to the GIC Group, any entity that is directly or indirectly wholly owned by GIC (Ventures) Pte Ltd. (excluding any portfolio company of GIC (Ventures) Pte Ltd., any investment fund, managed account, side-by-side vehicle, co-investment vehicle or similar investment vehicle managed, advised or controlled by GIC (Ventures) Pte Ltd. or its Affiliates), (d) with respect to the Founder, any Permitted Holders (as defined in the articles of the Corporation), (e) with respect to the HPS Group, any Affiliate of any member of the HPS Group or any successor entity to any member of the HPS Group or its Affiliates (excluding any portfolio company (as such term is commonly used in the private equity industry) of any investment fund, managed account, side-by-side vehicle, co-investment vehicle or similar investment vehicle managed, advised or controlled by HPS Investment Partners, LLC or its Affiliates), and (f) with respect to any other Holder, the spouse or legal equivalent, the parents and/or the lineal descendants thereof (the “Holder Related Persons”) or any trust, partnership, corporation, limited liability company or other estate or planning or investment vehicle in which no other Person has any legal, economic, beneficial or other interest other than such Holder and/or the Holder Related Persons, as applicable, and with respect to which, in the case of clause (f), a transfer to such Person does not result in any change in the effective control of such Holder’s Registrable Securities.

“Agreement” has the meaning ascribed thereto in the preamble.

“Applicable Lender” means any applicable lender in whose name any Multiple Voting Shares or Subordinate Voting Shares may be registered on the books and records of the Corporation’s transfer agent as provided under the Margin Loan Documentation.

“BC Group” means, collectively, BCEC–GFL Holdings (Guernsey) L.P. and its Affiliated Transferees.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which commercial banks are closed for business in Toronto, Ontario, Canada; New York, New York, United States; or London, England.

“Canadian Long-Form Prospectus” means a prospectus prepared in accordance with the requirements of Canadian securities laws for an initial public offering of securities in Canada, or for any other offering of securities that is not eligible to use a Canadian Short-Form Prospectus, pursuant to National Instrument 41-101 General Prospectus Requirements of the Canadian Securities Administrators, or any successor to that instrument.

“Canadian Prospectus” means a Canadian Long-Form Prospectus or a Canadian Short-Form Prospectus.

“Canadian Shelf Prospectus” means a Canadian Short-Form Prospectus used to qualify a distribution of securities in Canada on a delayed or continuous basis, pursuant to National Instrument 44-102 Shelf Distributions of the Canadian Securities Administrators, or any successor to that instrument.

“Canadian Short-Form Prospectus” means a prospectus prepared in accordance with the requirements of Canadian securities laws pursuant to rules and procedures that permit the incorporation by reference of previously filed Canadian continuous disclosure documents, pursuant to National Instrument 44-101 Short Form Prospectus Distributions of the Canadian Securities Administrators, or any successor to that instrument.

“Claim” means each of the following legal, equitable or other theories or sources of liability: claims, obligations, liabilities, causes of action, actions or proceedings (in each case, whether in contract or in tort, at law or in equity, or pursuant to statute or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, execution, performance, or breach (whether willful, intentional, unintentional or otherwise) of this Agreement, including any representation or warranty made or alleged to be made in, in connection with, or an as inducement to, this Agreement.

“Corporation” has the meaning ascribed thereto in the preamble.

“Damages” means any loss, damage, claim, liability (joint or several) (or any action or proceeding in respect thereof, whether commenced or threatened), costs (including costs of preparation and attorneys’ fees) and expenses (including expenses of investigation) to which a party hereto may become subject under the Securities Act, the Exchange Act or any other U.S. federal or state securities law, the securities laws of any province or territory of Canada, and any other applicable laws, insofar as such loss, damage, claim, liability (or any such action or proceeding in respect thereof), cost or expense arises out of or is based upon: (a) any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement of the Corporation, including any preliminary Prospectus, form of Prospectus or final Prospectus contained therein or any amendments or supplements thereto; (b) an omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading or not misleading in light of the circumstances in which they were made; (c) any violation or alleged violation by the indemnifying party (or any of its agents, representatives or Affiliates) of the Securities Act, the Exchange Act or any other U.S. federal or state securities law, or any rule or regulation promulgated under the Securities Act, the Exchange Act or any other U.S. federal or state securities law, the securities laws of any province or territory of Canada, or any other applicable laws; or (d) any “misrepresentation” (as defined under applicable Canadian securities laws) contained in a Canadian Prospectus.

“Demand Notice” means a written notice to the Corporation from a Holder (with the right to make such notice in accordance with Section 2.1(d) or 2.2(e)) to register Registered Securities pursuant to Section 2.1(a) or 2.2(b).

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, or any successor act, and the rules and regulations thereunder.

“Excluded Registration” means (a) a registration relating to the sale of securities to employees of the Corporation or a subsidiary pursuant to a stock option, share purchase, or similar plan; (b) a registration on Form S-4 or Form S-8, or any similar or successor registration form under the Securities Act subsequently adopted by the SEC, or a Canadian Prospectus the purpose of which is solely to qualify a distribution of securities in connection with an acquisition or business combination transaction, or for distribution to employees, directors, officers or consultants of the Corporation or its affiliates; or (c) a registration in which the only Subordinate Voting Shares being registered are Subordinate Voting Shares issuable upon conversion of debt securities that are also being registered.

“Form F-10” means Form F-10 under the Securities Act as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC used to register securities pursuant to the Canada / U.S. Multijurisdictional Disclosure System.

“Form S-1” means Form S-1 under the Securities Act as in effect on the date hereof (or, if applicable, Form F-1 or other similar form) or any successor registration form under the Securities Act subsequently adopted by the SEC.

“Form S-1 Registration Statement” means a registration statement on Form S-1 (or, if applicable, a registration statement on Form F-1).

“Form S-3” means Form S-3 under the Securities Act as in effect on the date hereof (or, if applicable, Form F-3 or other similar form, or Form F-10) or any registration form under the Securities Act subsequently adopted by the SEC that permits incorporation of substantial information by reference to other documents filed by the Corporation with the SEC.

“Form S-3 Registration Statement” means a registration statement on Form S-3 (or, if applicable, a registration statement on Form F-3).

“Founder” means Patrick Dovigi.

“Founder Group” means the Founder, Sejosa Holdings Inc. and Josaud Holdings Inc. and their Affiliated Transferees.

“GIC Group” means Magny Cours Investment Pte Ltd. and its Affiliated Transferees.

“Governmental Authority” means any governmental, regulatory or administrative authority or body, department, agency, commission, board, panel, tribunal or court or other lawmaking or enforcing entity having jurisdiction on behalf of any nation, or province, territory or state or other subdivision thereof or any municipality, district or other subdivision thereof.

“Holder” has the meaning ascribed thereto in the preamble.

“HPS Group” means HPS VG Co-Investment Fund, L.P., HN Co-Investment Fund, L.P., Galaxy III Co-Invest, L.P., Mezzanine Partners III, L.P., AP Mezzanine Partners III, L.P., MP III Offshore Mezzanine Investments, L.P., MP 2019 Onshore Mezzanine Master, L.P., MP 2019 AP Mezzanine Master, L.P., MP 2019 Mezzanine Master, L.P., Wrangler Co-Invest, L.P., Moreno Street Direct Lending Fund, L.P., MP III Offshore Equity Investments, L.P. and their Affiliated Transferees.

“Initial Public Offering” has the meaning ascribed thereto in the recitals.

“Initiating Holder” means a Holder who makes a Demand Notice pursuant to Section 2 or 2.2(b) or who delivers a Take-Down Notice for an underwritten Shelf Offering pursuant to Section 2.2(d).

“Investors’ Rights Agreements” means the investor rights agreements that certain Holders entered into with the Corporation in connection with the Initial Public Offering.

“IPO Lock-up Agreement” means, in respect of each Holder, the lock-up agreement entered into by such Holder in connection with the Initial Public Offering.

“Margin Loan Documentation” means those certain margin loan agreements, each by and among Bank of Montreal, as Administrative Agent and Calculation Agent, a Holder and the lenders party thereto dated March 4, 2020 and agreements and documents ancillary thereto.

“Marketed Offering” means a registration or offering that includes a customary “road show” or other substantial marketing effort by the Corporation.

“Multiple Voting Shares” means Multiple Voting Shares in the share capital of the Corporation, as they may be amended or changed from time to time.

“OTPP Group” means OTPP Environmental Services Trust and its Affiliated Transferees.

“Person” means any individual, partnership, corporation, association, limited liability company, trust, joint venture, unincorporated organization or other legal entity, or any government, governmental department or agency or political subdivision thereof.

“Piggyback Notice” has the meaning ascribed thereto in Section 2.4.

“Poole Family Group” shall mean the Poole Private Capital, LLC.

“Preferred Shares” means Preferred Shares in the share capital of the Corporation, issuable in series, as they may be amended or changed from time to time.

“Prospectus” means the prospectus included in any Registration Statement (including a prospectus that discloses information previously omitted from a prospectus filed as part of an effective Registration Statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such prospectus.

“registration” means a registration of securities under the Securities Act, or a qualification of securities for distribution to the public pursuant to a Canadian Prospectus, or both, as the context may require.

“Registrable Securities” means any Subordinate Voting Shares currently held or hereafter acquired by the Holders, including any Subordinate Voting Shares issuable or issued upon conversion of Multiple Voting Shares or Preferred Shares held by any Holder, and any other securities issued or issuable with respect to any such shares by way of share split, share dividend, recapitalization, merger, amalgamation, exchange, consolidation, reorganization, plan of arrangement or similar event or otherwise, but excluding any such Subordinate Voting Shares or any such other securities which are subject to vesting conditions, restrictions or limitations with respect to the exchange, conversion or exercise thereof or the entitlement to the economic benefits thereof are otherwise restricted by the terms thereof. As to any particular Registrable Securities, (a) if issued in the United States, or in a transaction pursuant to which they are otherwise “restricted securities” within the meaning of Rule 144 under the Securities Act, such securities shall cease to be Registrable Securities when (i) they are sold to the public either pursuant to an effective Registration Statement under the Securities Act or Rule 144 under the Securities Act (or any similar provision then in force under the Securities Act), (ii) they are distributed to the public pursuant to Rule 144 under the Securities Act (or any similar provision then in force under the Securities Act), (iii) they shall have ceased to be outstanding, or (iv) they have been sold in a private transaction in which the transferor’s rights under this Agreement are not assigned to the transferee of the securities; and (b) if issued in Canada, or in a transaction pursuant to which they are otherwise subject to any applicable Canadian resale restrictions, such securities shall cease to be Registrable Securities when (i) they are sold to the public pursuant to a Canadian Prospectus; (ii) they are sold pursuant to the prospectus exemption afforded by Section 2.8 of National Instrument 45-102 Resale of Securities of the Canadian Securities Administrators (“NI 45-102”); (iii) they are sold pursuant to the prospectus exemption afforded by Section 2.5 or Section 2.6 of NI 45-102; (iv) they shall have ceased to be outstanding, or (v) they have been sold in a private transaction in which the transferor’s rights under this Agreement are not assigned to the transferee of the securities.

“Registration Statement” means any registration statement of the Corporation under the Securities Act which covers any of the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus, amendments and supplements to such registration statement, including post-effective amendments, all exhibits and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities” has the meaning ascribed thereto in Section 2.10.

“Securities Act” means the U.S. Securities Act of 1933, as amended from time to time, and the rules and regulations promulgated thereunder.

“Selling Expenses” means all underwriting discounts or selling commissions payable by the Holders attributable to the sale of Registrable Securities, and fees and disbursements of counsel for any Holder, except for the fees and disbursements of the Selling Holder Counsel borne and paid by the Corporation as provided in Section 2.7.

“Selling Holder Counsel” has the meaning ascribed thereto in Section 2.7.

“Selling Holder Representations” has the meaning ascribed thereto in Section 2.3(a).

“Shareholder Group” means, as applicable, the BC Group, the Founder Group, the GIC Group, the OTPP Group, the HPS Group and the Poole Family Group.

“Shelf Offering” has the meaning ascribed thereto in Section 2.2(b).

“Shelf Registration Statement” has the meaning ascribed thereto in Section 2.2.

“Subordinate Voting Shares” means Subordinate Voting Shares in the capital of the Corporation, as they may be amended or changed from time to time.

“Take-Down Notice” has the meaning ascribed thereto in Section 2.2(b).

2.            Registration Rights. The Corporation covenants and agrees as follows:

2.1            Non-Shelf Demand Registration.

(a)            If at any time after 180 days after the effective date of the registration statement for the Initial Public Offering or the date of the issuance of a receipt for a Canadian Long-Form Prospectus for the Initial Public Offering, as applicable, the Corporation receives a Demand Notice from an Initiating Holder with the right to deliver a Demand Notice in accordance with Section 2.1(d) that (i) the Corporation file (A) a Form S-1 Registration Statement, if the Corporation has previously registered securities under the Securities Act, (B) a Canadian Long-Form Prospectus in any or all of the provinces and territories of Canada, if the Corporation has already become a reporting issuer in any jurisdiction of Canada, or (C) both a Form S-1 Registration Statement and a Canadian Long-Form Prospectus in any or all of the provinces and territories of Canada, if the Corporation has both previously registered securities under the Securities Act and also has already become a reporting issuer in any jurisdiction of Canada, or (ii) at any time when the Corporation is eligible to do so, that the Corporation file (A) a Form S-3 Registration Statement, (B) a Canadian Short-Form Prospectus in any or all of the provinces and territories of Canada or (C) both a Form S-3 Registration Statement and a Canadian Short-Form Prospectus in any or all of the provinces and territories of Canada (provided that any request for the Corporation to file a “shelf” registration statement, including as an automatic shelf registration, shall be subject to Section 2.2(c)), then the Corporation shall (x) promptly (and no later than within five days) after the date such request is given, give written notice thereof to all Holders other than the Initiating Holder and (y) as soon as practicable, and in any event within 90 days after the date the Demand Notice is delivered (in the case of request for a Form S-1 Registration Statement or a Canadian Long-Form Prospectus) and within 30 days after the date the Demand Notice is delivered (in the case of request for a Form S-3 Registration Statement or Canadian Short-Form Prospectus) file the applicable Registration Statement (and thereafter use its reasonable best efforts to cause such Registration Statement to be declared effective by the SEC as soon as practicable thereafter, if applicable), and alternatively or additionally file the applicable Canadian Prospectus (and thereafter use its reasonable best efforts to obtain a final receipt for such Canadian Prospectus to be issued by the applicable Canadian securities regulatory authorities as soon as practicable thereafter) covering all Registrable Securities that the Initiating Holder requested to be registered and any additional Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Corporation within 10 days after notice of such Demand Notice was given to the other Holders, and in each case, subject to the limitations of Section 2.3; provided that an Initiating Holder may, subject to any restrictions in the applicable IPO Lock-up Agreement, make a Demand Notice requiring a Form S-1 Registration Statement to be filed at any time prior to 180 days after the effective date of the registration statement for the Initial Public Offering or requiring a Canadian Long-Form Prospectus to be filed at any time prior to 180 days after the date of the issuance of a receipt for a Canadian Long-Form Prospectus for the Initial Public Offering, or, if applicable, both; provided, however, that, notwithstanding the foregoing proviso, no Initiating Holder may make a Demand Notice requiring either a Form S-1 Registration Statement or Canadian Prospectus to be filed during such 180 day period if it would be required to contain material information that had not previously been publicly disclosed by the Corporation pursuant to its periodic reporting obligations under the Exchange Act or its continuous disclosure obligations under Canadian securities laws or otherwise. The Corporation shall not be obligated to file an S-1 Registration Statement if the Corporation is eligible to use Form S-3 and the Corporation elects to file a Form S-3 Registration Statement for such Registrable Securities instead. The Corporation shall not be obligated to file a Canadian Long-Form Prospectus if the Corporation is eligible to file a Canadian Short-Form Prospectus and the Corporation elects to file a Canadian Short-Form Prospectus for such Registrable Securities instead. If the Initiating Holder intends to distribute the Registrable Securities covered by its Demand Notice by means of an underwritten offering, such Initiating Holder shall so advise the Corporation in the Demand Notice. If the underwriting is a Marketed Offering, the underwriter(s) will be selected by the Initiating Holder and shall be subject to the approval of the Corporation, such approval not to be unreasonably withheld or delayed. If the underwriting is not a Marketed Offering, the underwriters will be selected by the Initiating Holder.

(b)            Notwithstanding the obligations in Sections 2.1(a) or 2.2(b), if, within five Business Days following receipt of a Demand Notice or a Take-Down Notice, the Corporation furnishes to the Initiating Holder thereof a notice stating that, in the good faith judgment of the Corporation’s board of directors, it would materially adversely affect the Corporation for such Registration Statement to be filed, to become effective or to remain effective for so long as such Registration Statement otherwise would be required to remain effective, or for such Canadian Prospectus to be used for a distribution of securities, or for such distribution to continue for so long as it otherwise would continue, because such action would (i) materially interfere with a bona fide significant acquisition or other similar significant transaction involving the Corporation or (ii) require premature disclosure of material non-public information (which term, when used in this Agreement, shall include material facts or material changes within the meaning of Canadian securities laws and “privileged information” within the meaning of the Securities Act (Quebec)) that the Corporation has a bona fide business purpose for preserving as confidential (and such information would not otherwise be required to be publicly disclosed by the Corporation at that time in a periodic report to be filed with or furnished to the SEC under the Exchange Act, or publicly disclosed under the continuous disclosure requirements of Canadian securities laws, but for the filing of such Registration Statement or Canadian Prospectus), then the Corporation shall have the right to defer such filing, and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than 90 days after the request of the Initiating Holder is given; provided, however, that the Corporation (A) may not invoke this right, together with the right to postpone any registration or Shelf Offering pursuant to Section 2.1(c), more than once in any 12 month period, (B) shall not register or qualify any securities for its own account or that of any other shareholder during such 90 day period other than an Excluded Registration (so long as any such Excluded Registration does not result in any of the consequences set forth in clauses (i) or (ii) of this Section 2.1(b)) and (C) will otherwise continue with the preparation of the requested registration as provided herein (unless otherwise requested by the Initiating Holder). Any deferral pursuant to this Section 2.1(b) shall expire, and the requested Registration Statement or Canadian Prospectus shall forthwith be filed, if the material non-public information pursuant to the foregoing clause (ii) is disclosed or if the acquisition or transaction pursuant to the foregoing clause (i) is terminated. An Initiating Holder whose Demand Notice pursuant to Section 2.1(a) or 2.2(c) is deferred pursuant to this Section 2.1(b) or 2.1(c) shall have the right to withdraw such Demand Notice within 30 days after receiving notice of a deferral and, if withdrawn, the Initiating Holder shall not be responsible for any expenses with respect to any registration contemplated by such withdrawn Demand Notice.

(c)            Subject to clause (A) of the proviso set forth in Section 2.1(b), the Corporation shall not be obligated to file any Registration Statement or Canadian Prospectus pursuant to Section 2.1(a) or any Prospectus for a Shelf Offering, or Canadian Shelf Prospectus, pursuant to Section 2.2(b) during the period that is 30 days before the Corporation’s good faith estimate of the date of filing of, and ending on a date that is 90 days after the effective date of, a Corporation initiated registration or Canadian Prospectus filing for an underwritten offering of Subordinate Voting Shares or Securities (other than an Excluded Registration); provided that (i) at the time of the delivery of the applicable Demand Notice or Take-Down Notice, the Corporation is actively engaged in preparations specifically for such offering, (ii) the Holders may include Registrable Securities in such offering pursuant to Section 2.4, (iii) the Corporation is actively employing in good faith commercially reasonable efforts to cause such Corporation initiated registration to become effective and (iv) the Corporation will otherwise continue with reasonable preparations related to the requested registration as provided herein (unless otherwise requested by the Initiating Holder). Any deferral pursuant to this Section 2.1(c) shall expire, and the requested Registration Statement or Canadian Prospectus shall forthwith be filed, if the proposed registration or Canadian Prospectus filing by the Corporation under this Section 2.1(c) is abandoned or the filing of the registration statement with respect to such proposed registration, or the filing of the Canadian Prospectus, for the Corporation’s account is delayed by more than 30 days from the time of receipt of the Demand Notice. To effect the deferral pursuant to this Section 2.1(c), the Corporation must, within five Business Days following receipt of a Demand Notice or Take-Down Notice, furnish to the Initiating Holder thereof a notice stating that the Corporation is undertaking at such time an offering as described in the first sentence of this Section 2.1(c).

(d)            Limitations on Non-Shelf Demand Notices. In addition to any rights pursuant to Sections 2.2(f) and 2.4, (w) the BC Group shall have the right to make five Demand Notices in total pursuant to this Section 2 (inclusive of any Demand Notice made pursuant to Section 2.1(a) and 2.2(c)), (x) the OTPP Group shall have the right to make three Demand Notices in total pursuant to this Section 2 (inclusive of any Demand Notice made pursuant to Section 2.1(a) and 2.2(c)), (y) the GIC Group and the Founder Group shall each have the right to make two Demand Notices in total pursuant to this Section 2 (inclusive of any Demand Notice made pursuant to Section 2.1(a) and 2.2(c)) and (z) on and after June 17, 2023, the HPS Group shall have the right to make three Demand Notices in total pursuant to this Section 2 (inclusive of any Demand Notice made pursuant to Section 2.1(a) and 2.2(c)); provided that, in each case, a Demand Notice may only be made by such Shareholder Group if the sale of the Registrable Securities requested to be registered by such Shareholder Group in such Demand Notice is reasonably expected to result in aggregate gross cash proceeds in excess of US$50,000,000 or the foreign currency equivalent thereof (without regard to any underwriting discount or commission); provided further that the Founder Group shall not have the right to deliver a Demand Notice pursuant to Section 2.1(a) for a Marketed Offering (whether underwritten or not). No other Holder shall have the right to deliver a Demand Notice pursuant to Section 2.1(a). A Demand Notice shall not be counted as “made” for purposes of this Section 2.1(d): (i) until such time as the applicable Registration Statement has been declared effective by the SEC and remains effective for the period of time required herein or a receipt has been issued by the Canadian securities regulatory authorities for the applicable Canadian Prospectus, and such Canadian Prospectus remains available for use for the period of time required herein, (ii) if the Initiating Holder withdraws its Demand Notice and, except for withdrawn Demand Notices as specified in Section 2.1(b), elects to pay the registration expenses therefor, (iii) the transactions contemplated by the applicable underwriting agreement fail to close (other than due to any act or omission of the Initiating Holder) or (iv) in the case of an underwritten offering, if less than 50% of the Registrable Securities initially requested by the Initiating Holder to be included are not so included pursuant to Section 2.3. Notwithstanding anything to the contrary set forth in this Agreement, during the first 270 days following the effective date of the registration statement for the Initial Public Offering or the date of the issuance of a receipt for a Canadian Long-Form Prospectus for the Initial Public Offering, as applicable, the BC Group shall have the right to make the initial Demand Notice pursuant to Section 2.1(a) and no other Holder shall deliver a Demand Notice during the same 270-day period until the Corporation has first effected a Registration Statement or filed a Canadian Prospectus pursuant to a Demand Notice from the BC Group.

2.2            Shelf Registrations and Take Downs.

(a)            The Corporation shall use its reasonable best efforts to qualify to be able to register securities on Form S-3 (provided that the foregoing shall not require the Corporation to become an SEC registrant if it has not already done so) and to become eligible to file a Canadian Short-Form Prospectus (provided that the foregoing shall not require the Corporation to become a reporting issuer in any province or territory of Canada if it has not already done so). At any time following the time when the Corporation is eligible to use a Form S-3 or a Canadian Short-Form Prospectus, an Initiating Holder may use its right to make a Demand Notice under Section 2.1(a) to request that the Corporation file a Registration Statement that is a “shelf” Registration Statement, including as an automatic shelf registration, or to file a Canadian Shelf Prospectus, if eligible to use a Canadian Short-Form Prospectus, providing for the offer and sale of Registrable Securities by the Holders on a delayed or continuous basis as permitted by the Securities Act (in which case the intended method of distribution may be general in nature or contemplate multiple methods of distribution) or the procedures relating to the use of a Canadian Shelf Prospectus under applicable Canadian securities laws (a “Shelf Registration Statement”) or a post-effective amendment to a Shelf Registration Statement to register additional Registrable Securities, or an amendment to a Canadian Shelf Prospectus to qualify additional Registrable Securities, and, in such case, the Corporation shall (x) promptly (and no later than within five Business Days) after the date such request is given, give written notice thereof to all Holders and (y) as soon as practicable, and in any event within 30 days after the date the Initiating Holder makes such request, file the Shelf Registration Statement (or post-effective amendment thereto) or the Canadian Shelf Prospectus (or amendment thereto) covering all Registrable Securities (including an unspecified amount of Registrable Securities) that the requesting Holder(s) requested to be registered and any additional Registrable Securities requested to be included in such registration (or post-effective amendment) by any other Holders, as specified by notice given by each such Holder to the Corporation within 15 days after notice of such request from the Initiating Holder was provided to the other Holders. From and after the initial effectiveness of the Shelf Registration Statement, the Corporation shall, automatically and without any additional request by any Holder to do so, file a new Shelf Registration Statement covering the Registrable Securities from time to time as needed to maintain the effectiveness of any Shelf Registration Statement and keep it available for resales of Registrable Securities pursuant to this Agreement.

(b)            At any time that such a Shelf Registration Statement covering Registrable Securities is effective, if a Holder delivers a notice to the Corporation (a “Take-Down Notice”) stating that they intend to sell all or part of their Registrable Securities included on the Shelf Registration Statement or a Canadian Shelf Prospectus (a “Shelf Offering”), then the Corporation shall amend or supplement the Shelf Registration Statement or Canadian Shelf Prospectus as may be necessary in order to enable such Registrable Securities to be distributed pursuant to the Shelf Offering (taking into account if applicable the inclusion of Registrable Securities by any other Holders pursuant to Section 2.2(f)); provided that any such Shelf Offering shall not be (i) a Marketed Offering except in accordance with Section 2.2(c) or (ii) an underwritten Shelf Offering (other than an Marketed Offering) except in accordance with Section 2.2(d).

(c)            Only an Initiating Holder with the right to deliver a Demand Notice in accordance with Section 2.2(e) (other than, for the avoidance of doubt, the Founder Group) may deliver a Take-Down Notice for a Marketed Offering (whether underwritten or not) and such Take-Down Notice shall count as a Demand Notice purposes of Section 2.2(e). The underwriter(s) for such Marketed Offering will be selected by the Initiating Holder and reasonably acceptable to the Corporation, such approval not to be unreasonably withheld or delayed.

(d)            A Holder may only deliver a Take-Down Notice for an underwritten Shelf Offering (including a block trade or bought deal transaction with one or more underwriters or other third parties but excluding any Marketed Offering) if the sale of the Registrable Securities by such Holder (and its related Shareholder Group) in such Take-Down Notice is reasonably expected to result in aggregate gross cash proceeds in excess of US$50,000,000 or the foreign currency equivalent thereof (without regard to any underwriting discount or commission). For any such underwritten Shelf Offering, the underwriter(s) will be selected by the Holders of a majority of the Registrable Securities to be included in such offering.

(e)            Limitations on Shelf Demand Notices. In addition to any rights pursuant to Sections 2.2(f) and 2.4, (w) the BC Group shall have the right to make five Demand Notices in total pursuant to this Section 2 (inclusive of any Demand Notice made pursuant to Section 2.1(a) and 2.2(c)), (x) the OTPP Group shall have the right to make three Demand Notices in total pursuant to this Section 2 (inclusive of any Demand Notice made pursuant to Section 2.1(a) and 2.2(c))and (y) the GIC Group and the Founder Group shall each have the right to make two Demand Notices in total pursuant to this Section 2 (inclusive of any Demand Notice made pursuant to Section 2.1(a) and 2.2(c)) and (z) on and after June 17, 2023, the HPS Group shall each have the right to make three Demand Notices in total pursuant to this Section 2 (inclusive of any Demand Notice made pursuant to Section 2.1(a) and 2.2(c)); provided that, in each case, such Demand Notice may only be made by such Shareholder Group if the sale of the Registrable Securities included in such Demand Notice is reasonably expected to result in aggregate gross cash proceeds in excess of US$50,000,000 or the foreign currency equivalent thereof (without regard to any underwriting discount or commission); provided further that the Founder Group shall not have the right to deliver a Demand Notice pursuant to Section 2.2(c) for a Marketed Offering (whether underwritten or not). No other Holder shall have the right to deliver a Demand Notice pursuant to Section 2.2(c) or a Take-Down Notice pursuant to Section 2.2(d). A Demand Notice shall not be counted as “made” for purposes of this Section 2.2(e): (i) if the Shelf Registration Statement (or Prospectus) is not effective for the period of time required for the sale of Registrable Securities covered therein or the Canadian Shelf Prospectus does not remain available for use for the period of time required for the sale of Registrable Securities covered therein, (ii) if the Initiating Holder withdraws its Demand Notice and, except for withdrawn Demand Notices as specified in Section 2.1(b), elects to pay the registration expenses therefor, (iii) the transactions contemplated by the applicable underwriting agreement fail to close (other than as a result of any act or omission of the Initiating Holder) or (iv) in the case of an underwritten Shelf Offering, if less than 50% of the Registrable Securities initially requested by the Initiating Holder to be included are not so included pursuant to Section 2.3. Notwithstanding anything to the contrary set forth in this Agreement, during the first 270 days following the effective date of the registration statement for the Initial Public Offering or the date of the issuance of a receipt for a Canadian Long-Form Prospectus for the Initial Public Offering, as applicable, the BC Group shall have the right to make the initial Take-Down Notice for any Shelf Offering that is underwritten (including any Marketed Offering), and no other Holder shall deliver any Take-Down Notice for an underwritten Shelf Offering during the same 270-day period until any such Shelf Offering initially requested by the BC Group has been completed.

(f)            Piggyback Rights. If any Holder delivers a Take-Down Notice for a Shelf Offering that is underwritten or a Marketed Offering, the Corporation (or the Initiating Holder, at its election) shall also promptly deliver the Take-Down Notice to all other Holders of Registrable Securities included on such Shelf Registration Statement and permit each such other Holder to include its Registrable Securities already included on the Shelf Registration Statement in such Shelf Offering by notifying the Initiating Holder and the Corporation within 48 hours after delivery of the Take-Down Notice to such other Holder (or such shorter period as may be required (as reasonably determined by the Initiating Holders) in connection with an overnight “block trade” or similar transaction); provided that, if the managing underwriter(s) of such Shelf Offering advise the Corporation and the Initiating Holders in writing that the aggregate amount of such securities requested to be included in any offering pursuant to such Take-Down Notice exceeds the number which can be sold in such offering, so as to be likely to have an adverse effect on the price, timing or distribution of the securities offered in such offering, then the managing underwriter(s) may limit the number of Registrable Securities which would otherwise be included in such Shelf Offering in the manner as described in Section 2.3.

2.3            Underwritten Offerings.

(a)            Notwithstanding anything to the contrary set forth in Section 2.1 or 2.2, in the event there is an underwritten offering pursuant to Section 2.1 or 2.2, the right of any Holder to include such Holder’s Registrable Securities in such registration shall be conditioned upon such Holder agreeing to sell its Registrable Securities on the basis provided in any underwriting arrangements approved by the Persons entitled to select the applicable underwriters and completing and executing all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements; provided that no such Holder shall be required to make any representations or warranties in connection with any such registration other than representations and warranties as to (i) such Holder’s ownership of its Registrable Securities to be transferred free and clear of all liens, claims, and encumbrances created by such Holder, (ii) such Holder’s power and authority to effect such transfer, (iii) such matters pertaining to such Holder’s compliance with securities laws with respect to the Registrable Securities as may be reasonably requested, (iv) the accuracy of information provided by such Holder, (v) lack of consents or approvals required for Holder to perform its obligations, (vi) lack of association or affiliation with any member firm of FINRA and (vii) any other customary selling shareholder representations and warranties (the “Selling Holder Representations”); provided further that any obligation of such Holder to indemnify any Person pursuant to any such underwriting agreement shall be several, not joint and several, among such Holders selling Registrable Securities, and such liability shall be limited to the net amount received by such Holder from the sale of its Registrable Securities pursuant to such registration (which amounts shall include the amount of cash or the fair market value of any assets, including Subordinate Voting Shares, received in exchange for the sale or exchange of such Registrable Securities or that are the subject of a distribution), and the relative liability of each such Holder shall be in proportion to such net amounts; provided further still that this Section 2.3(a) shall not require any Holder of Registrable Securities to agree to any lock up agreement, market standoff agreement or holdback agreement other than those permitted by Section 2.10. Subject to the foregoing, all Holders proposing to distribute their Registrable Securities through such underwriting shall (together with the Corporation, as provided in Section 2.5(g)) enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwriting.

(b)            If the managing underwriter(s) advise(s) the Corporation and the Initiating Holders in writing that the aggregate amount of such securities requested to be included in any offering pursuant to this Section 2.3 exceeds the number which can be sold in such offering, so as to be likely to have an adverse effect on the price, timing or distribution of the securities offered in such offering, then the Corporation shall so advise all Holders of Registrable Securities that otherwise would be underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwriting shall be allocated among such Holders of Registrable Securities, including the Initiating Holder, in proportion (as nearly as practicable) to the number of Registrable Securities owned by each selling Holder (and its related Shareholder Group) or in such other proportion as shall mutually be agreed to by all such selling Holders; provided, however, that the number of Registrable Securities held by the Holders to be included in such underwriting shall not be reduced unless all other securities held by Persons that are not Holders are first entirely excluded from the underwriting. To facilitate the allocation of shares in accordance with the above provisions, the Corporation or the underwriters may round the number of shares allocated to any Holder to the nearest 100 shares. Notwithstanding the foregoing, unless otherwise approved by the Initiating Holder, in no event shall (i) the number of Registrable Securities included in the offering be reduced unless all other securities (other than securities to be sold by the Corporation) are first entirely excluded from the offering, or (ii) the number of Registrable Securities included in the offering be reduced below 30% of the total number of securities included in such offering.

(c)            In any underwritten offering pursuant to Sections 2.1 or 2.2, the price, underwriting discounts and other financial terms for the Registrable Securities shall be determined by the Person with the right to select the underwriters for such offering (and subject to the approval of any other Person hereunder with approval rights over such selection).

2.4            Corporation Registration and Piggyback Rights.

(a)            If the Corporation proposes to register (including, for this purpose, a registration effected by the Corporation for shareholders other than the Holders) any of its Subordinate Voting Shares or other shares of the Corporation under the Securities Act in connection with the public offering of such securities (other than in an Excluded Registration), or to qualify any securities for distribution to the public pursuant to a Canadian Prospectus (other than in an Excluded Registration) the Corporation shall, at such time, at least 20 days prior to the date a registration statement is filed with the SEC, or a Canadian Prospectus is filed with Canadian securities regulatory authorities, give each Holder notice of such registration or prospectus filing (a “Piggyback Notice”), which notice shall specify, to the extent known by the Corporation at such time and permissible under applicable laws: (i) the number of Subordinate Voting Shares and any other securities to be registered or qualified; (ii) the date that the Corporation intends to file for registration or qualification of such Subordinate Voting Shares or any other securities; (iii) the name of the managing underwriter(s); (iv) the means of distribution of the securities; and (v) a good faith estimate of the maximum offer price. Upon the request of any Holder given within 10 days after such Piggyback Notice is given by the Corporation, the Corporation shall, subject to the provisions of Section 2.3, cause to be registered or qualified all of the Registrable Securities that each such Holder has requested to be included in such registration or qualification. The Corporation shall have the right to terminate or withdraw any registration or qualification initiated by it under this Section 2.4 before the effective date of such registration or qualification, whether or not any Holder has elected to include Registrable Securities in such registration or qualification. Each Holder shall have the right to withdraw its request for inclusion at any time before the effective date of such registration or qualification. The expenses of such withdrawn registration or qualification shall be borne by the Corporation in accordance with Section 2.7.

(b)            The underwriter(s) in any offering pursuant to Section 2.4(a) will be selected by the Corporation. The right of any Holder to include such Holder’s Registrable Securities in such registration or qualification shall be conditioned upon such Holder agreeing to sell its Registrable Securities on the basis provided in the underwriting arrangements approved by the Corporation and completing and executing all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements; provided that no such Holder shall be required to make any representations or warranties in connection with any such registration or qualification other than the Selling Holder Representations; provided further that any obligation of such Holder to indemnify any Person pursuant to any such underwriting agreement shall be several, not joint and several, among such Holders selling Registrable Securities, and such liability shall be limited to the net amount received by such Holder from the sale of its Registrable Securities pursuant to such registration or qualification (which amounts shall include the amount of cash or the fair market value of any assets, including Subordinate Voting Shares, received in exchange for the sale or exchange of such Registrable Securities or that are the subject of a distribution), and the relative liability of each such Holder shall be in proportion to such net amounts; provided further still that this Section 2.4(b) shall not require any Holder of Registrable Securities to agree to any lock up agreement, market standoff agreement or holdback agreement other than those permitted by Section 2.10. Subject to the foregoing, all Holders proposing to distribute their securities through such underwriting shall (together with the Corporation) enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwriting.

(c)            Notwithstanding any other provision of this Section 2.4, if the managing underwriter(s) advise(s) the Corporation in writing that the aggregate amount of such securities requested to be included in any offering pursuant to this Section 2.4 exceeds the number which can be sold in such offering, so as to be likely to have an adverse effect on the price, timing or distribution of the securities offered in such offering, then the Corporation shall advise all Holders of Registrable Securities that otherwise would be underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwriting shall be allocated among such Holders of Registrable Securities, including the Initiating Holder, in proportion (as nearly as practicable) to the number of Registrable Securities owned by each selling Holder (and its related Shareholder Group) or in such other proportion as shall mutually be agreed to by all such selling Holders; provided, however, that the number of Registrable Securities held by the Holders to be included in such underwriting shall not be reduced unless all other securities held by Persons that are not Holders are first entirely excluded from the underwriting. To facilitate the allocation of shares in accordance with the above provisions, the Corporation or the underwriters may round the number of shares allocated to any Holder to the nearest 100 shares.

2.5            Obligations of the Corporation. Whenever required under this Section 2 to effect the registration of any Registrable Securities, the Corporation shall, as expeditiously as reasonably possible:

(a)            in the case of a registration requiring the filing of a Form S-1 Registration Statement or a Form S-3 Registration Statement, prepare and file with the SEC a Registration Statement with respect to such Registrable Securities and use its reasonable best efforts to cause such Registration Statement to become effective as soon as practicable thereafter and keep such Registration Statement effective for a period of up to 180 days (with respect to a Registration Statement pursuant to Section 2.1) or, if earlier, until the distribution of all Registrable Securities contemplated in the Registration Statement has been completed; provided that before filing a Registration Statement or any amendments or supplements thereto (including documents that would be incorporated or deemed to be incorporated therein by reference), the Corporation shall furnish or otherwise make available to the holders of the Registrable Securities covered by such Registration Statement or Prospectus, their counsel and the managing underwriters, if any, copies of all such documents proposed to be filed, which documents will be subject to the reasonable review and comment of such counsel, and such other documents reasonably requested by such counsel, including any comment letter from the SEC, and, if requested by such counsel, provide such counsel reasonable opportunity to participate in the preparation of such Registration Statement and each Prospectus included therein;

(b)            in the case of a registration requiring the filing of a Canadian Prospectus, prepare and file with the applicable Canadian securities regulatory authorities a Canadian Prospectus with respect to such Registrable Securities and use its reasonable best efforts to cause a final receipt for such Canadian Prospectus to be issued by such Canadian securities regulatory authorities as soon as practicable thereafter and keep such Canadian Prospectus available for a period of up to 180 days (with respect to a Canadian Prospectus pursuant to Section 2.1) or, if earlier, until the distribution of all Registrable Securities contemplated in the Canadian Prospectus has been completed; provided that before filing a Canadian Prospectus or any amendments or supplements thereto (including documents that would be incorporated or deemed to be incorporated therein by reference), the Corporation shall furnish or otherwise make available to the holders of the Registrable Securities covered by such Canadian Prospectus, their counsel and the managing underwriters, if any, copies of all such documents proposed to be filed, which documents will be subject to the reasonable review and comment of such counsel, and such other documents reasonably requested by such counsel, including any comment letter from the Canadian securities regulatory authorities, and, if requested by such counsel, provide such counsel reasonable opportunity to participate in the preparation of such Canadian Prospectus and such other opportunities to conduct a due diligence investigation (it being recognized that selling securityholders shall not have the benefit of any “due diligence” defence under Canadian securities laws if selling securities pursuant to a Canadian Prospectus), including reasonable access to the Corporation’s books and records, officers, accountants and other advisors;

(c)            in the case of a registration requiring the filing of a Form S-1 Registration Statement or a Form S-3 Registration Statement, prepare and file with the SEC such amendments (including post-effective amendments) and supplements to such Registration Statement, and the Prospectus and prospectus supplements used in connection with such Registration Statement, as may be necessary to comply with the Securities Act in order to enable the disposition of all securities covered by such Registration Statement; provided that the Corporation shall furnish to and afford Selling Holder Counsel a reasonable opportunity to review and comment on all documents (including any documents to be incorporated by reference therein and all exhibits thereto) proposed to be filed (in each case, at least three days prior to such filing);

(d)            in the case of a registration requiring the filing of a Canadian Prospectus, prepare and file with the Canadian securities regulatory authorities such amendments and supplements to such Canadian Prospectus and prospectus supplements used in connection with such Canadian Prospectus, as may be necessary to comply with the applicable requirements of Canadian securities laws in order to enable the disposition of all securities qualified by such Canadian Prospectus; provided that the Corporation shall furnish to and afford Selling Holder Counsel a reasonable opportunity to review and comment on all documents (including any documents to be incorporated by reference therein and all exhibits thereto) proposed to be filed (in each case, at least three days prior to such filing);

(e)            furnish without charge to the selling Holders such numbers of copies of a Prospectus or Canadian Prospectus, including a preliminary prospectus or a supplemental prospectus, as required by the Securities Act or the requirements of Canadian securities laws, or as reasonably requested by the Holders, and such other documents as the Holders may reasonably request in order to facilitate their disposition of their Registrable Securities;

(f)            use its reasonable best efforts to register and qualify (or exempt from registration or qualification) the securities covered by such Registration Statement under such other securities or blue-sky laws of such jurisdictions other than Canada as shall be reasonably requested by the selling Holders and to keep each such registration or qualification (or exemption therefrom) effective during the period such Registration Statement is required to be kept effective pursuant to this Agreement and to take any other action that may be necessary or advisable to enable such holders of Registrable Securities to consummate the disposition of such Registrable Securities in such jurisdiction; provided that the Corporation shall not be required to qualify to do business or to file a general consent to service of process in any such states or jurisdictions (other than the State of New York), unless the Corporation is already subject to service in such jurisdiction and except as may be required by the Securities Act;

(g)            in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form as determined by the Person with the right to select the underwriters for such offering (and subject to the approval of any other Person hereunder with approval rights over such selection, such approval not to be unreasonably withheld or delayed), including a customary “lock-up” or “market stand-off” agreement in favor of the underwriter(s) of such offering, with the selling Holders and underwriter(s) of such offering, and in connection therewith, (i) make such representations and warranties with respect to the business of the Corporation and its subsidiaries, and the Registration Statement, Prospectus, Canadian Prospectus and documents, if any, incorporated or deemed to be incorporated by reference therein, in each case, in form, substance and scope as are customarily made by issuers in underwritten offerings, and confirm the same if and when requested; (ii) obtain opinions of counsel to the Corporation and updates thereof (which counsel and opinions (in form, scope and substance) shall be reasonably satisfactory to the managing underwriter(s)), addressed to the underwriter(s) covering the matters customarily covered in opinions requested in underwritten offerings in the United States and Canada, as applicable and such other matters as may be reasonably requested by the underwriter(s); (iii) obtain “cold comfort” letters and updates thereof from the independent certified public accountants of the Corporation (and, if necessary, any other independent certified public accountants of any subsidiary of the Corporation or of any business acquired by the Corporation for which financial statements and financial data are, or are required to be, included in the Registration Statement or Canadian Prospectus), addressed to each of the underwriter(s), such letters to be in customary form and covering matters of the type customarily covered in “cold comfort” letters in connection with underwritten offerings in the United States and Canada, as applicable; and (iv) such underwriting agreement shall contain indemnification provisions and procedures no less favorable to the selling Holders than those set forth in Section 2.8 (or such other provisions and procedures acceptable to the Initiating Holders), with respect to all parties to be indemnified pursuant to said Section (and each of the foregoing shall be done at each closing under such underwriting agreement, or as and to the extent required thereunder);

(h)            cause all such Registrable Securities covered by such Registration Statement or qualified by such Canadian Prospectus to be listed on each securities exchange and trading system (if any) on which similar securities issued by the Corporation are then listed;

(i)            cooperate with the selling Holders and the underwriter(s) in connection with any filings required to be made with any self-regulatory organizations;

(j)            use its reasonable best efforts to prevent the issuance of any order suspending the effectiveness of a Registration Statement, any “cease trade” order by Canadian securities regulatory authorities with respect to securities of the Corporation, or of any order preventing or suspending the use of a prospectus or suspending the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction, and, if any such order is issued, to obtain the withdrawal of any such order at the earliest possible moment;

(k)            provide and cause to be maintained a transfer agent and registrar for all Registrable Securities registered pursuant to this Agreement and provide a CUSIP number for all such Registrable Securities, in each case, not later than the effective date of such registration;

(l)            promptly make available for inspection by the selling Holders, any managing underwriter(s) participating in any disposition pursuant to such Registration Statement, and any attorney or accountant or other agent or advisor retained by any such underwriter or selected by the selling Holders, all financial and other records, pertinent corporate documents, and properties of the Corporation and its subsidiaries, and cause the Corporation’s and any of its subsidiaries’ officers, directors, employees, and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant, or agent, in each case, as necessary or advisable to verify the accuracy of the information in such Registration Statement, to conduct a reasonable investigation within the meaning of the Securities Act and to otherwise conduct appropriate due diligence in connection therewith; provided that any such Person gaining access to such information regarding the Corporation pursuant to this clause shall keep such information confidential, unless (i) such Person has received advice from its counsel that it is legally compelled or required to disclose such information to comply with applicable law, rule, regulation or legal process or Governmental Authority or self-regulatory body request; (ii) such information was or becomes generally available to the public other than as a result of a breach by such Person of this Agreement or any other agreement to which it is a party, (iii) such information was or becomes available to such Person from a source other than the Corporation or its representatives (provided that such source is not known by such Person (after reasonable inquiry) to be bound by a legal, fiduciary or contractual obligation of confidentiality with respect to such information) or (iv) such information is independently developed by such Person without the use of or reference to any such information;

(m)            comply with all applicable rules and regulations of the SEC and all applicable Canadian securities laws, and make generally available to its shareholders an earnings statement satisfying the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any similar rule promulgated under the Securities Act) no later than the time prescribed under Regulation S-X (i) commencing at the end of any fiscal quarter in which Registrable Securities are sold to underwriters in a firm commitment or best efforts underwritten offering and (ii) if not sold to underwriter(s) in such an offering, commencing on the first day of the first fiscal quarter of the Corporation after the effectiveness of a registration statement, which statements shall cover said 12 month periods;

(n)            if requested by the managing underwriter(s) or any selling Holder to be included in such registration in connection with any sale pursuant to a Registration Statement, promptly incorporate in a Prospectus supplement or amendment, or amendment or supplement to a Canadian Prospectus, such information relating to such underwriting as the managing underwriter(s) or such selling Holder reasonably requests to be included therein; and make all required filings of such Prospectus supplement or amendment, or amendments or supplement to a Canadian Prospectus as soon as practicable after being notified of the matters incorporated therein;

(o)            in connection with any sale pursuant to a registration, cooperate with the selling Holders of Registrable Securities to be included in such registration and the managing underwriter(s), if any, to facilitate the timely preparation and delivery of certificates or evidence of book entry entitlements (in either case, not bearing any restrictive legends) representing securities to be sold under such registration, and enable such securities to be in such denominations and registered in such names as the managing underwriter(s), if any, or such selling Holders may request;

(p)            upon the occurrence of any event contemplated by Section 2.5(t)(iii), as promptly as practicable prepare a supplement or amendment to the Registration Statement or Canadian Prospectus, or a supplement to the related Prospectus or Canadian Prospectus or any document incorporated or deemed to be incorporated therein by reference, or file any other required document so that, as thereafter delivered to the purchasers of the Registrable Securities being sold thereunder, such Prospectus will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and such Canadian Prospectus will contain full, true and plain disclosure of all material facts relating to the Registrable Securities, and will not contain any “misrepresentation” within the meaning of Canadian securities laws;

(q)            enter into such agreements and take such other appropriate actions as are customary and reasonably necessary to complete the disposition of such Registrable Securities;

(r)            cause the executive officers of the Corporation to provide reasonable cooperation in any offering of Registrable Securities hereunder, including participation in “road shows,” meetings and other communications with potential investors and preparation of materials for such investors and otherwise to facilitate, cooperate with and participate in each proposed offering contemplated herein and customary selling efforts related thereto;

(s)            notify in writing each selling Holder, promptly after the Corporation receives notice thereof, of the time when such Registration Statement has been declared or has become effective or a supplement to any prospectus forming a part of such Registration Statement has been filed, and of the time when a receipt has been issued for such Canadian Prospectus by the Canadian securities regulatory authorities, or an amendment or supplement to such Canadian Prospectus has been filed;

(t)            notify in writing each selling Holder promptly (i) of the issuance by the SEC of any stop order suspending the effectiveness of a Registration Statement or of any order preventing or suspending the use of any preliminary prospectus, or the issuance of any “cease trade” order by any Canadian securities regulatory authority with respect to the Registrable Securities, (ii) of the receipt by the Corporation of any notification with respect to the suspension of the qualification or exemption from qualification of a Registration Statement or any of the Registrable Securities for offer or sale in any jurisdiction, and (iii) if the Corporation becomes aware of the happening of any event that makes any statement made in such Registration Statement or related prospectus, such Canadian Prospectus or any document incorporated or deemed to be incorporated therein by reference, untrue in any material respect or that requires the making of any changes in such Registration Statement, prospectus, Canadian Prospectus or documents so that, (x) in the case of such Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that (y) in the case of the prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and that (z) in the case of the Canadian Prospectus, it will constitute full, true and plain disclosure of all material facts relating to the Registrable Securities, and will not contain any “misrepresentation” within the meaning of Canadian securities laws; and

(u)            after such Registration Statement becomes effective or after a receipt has been issued for such Canadian Prospectus, promptly notify each selling Holder of any request by the SEC or by any Canadian securities regulatory authority that the Corporation amend or supplement such Registration Statement or prospectus, or such Canadian Prospectus.

2.6            Furnish Information. In connection with any Registration Statement or Canadian Prospectus in which a seller of Registrable Securities is participating pursuant to this Section 2, each such seller shall furnish to the Corporation such written information and affidavits regarding such seller, the Registrable Securities and the intended distribution thereof as the Corporation reasonably requests for use in connection with any such Registration Statement or prospectus, or such Canadian Prospectus, and as shall be reasonably required in connection with any registration required in connection with this Section 2.

2.7            Expenses of Registration. All fees and expenses (other than Selling Expenses) incurred by the Corporation in connection with registrations, filings, or qualifications pursuant to Section 2, including all registration, filing, and qualification fees and expenses; fees and expenses of compliance with state securities or blue sky laws; printers’ and accounting fees (including the costs of printing certificates (if and to the extent necessary) for the Registrable Securities in a form eligible for deposit with clearing agencies, printing prospectuses, and printing or preparing any underwriting agreement, agreement among underwriters and related syndicate or selling group agreements, pricing agreements and blue sky memoranda); fees and disbursements of counsel for the Corporation; fees and disbursements of all independent certified public accountants for the Corporation and its subsidiaries (including the expenses of any “cold comfort” letters required by or incident to such performance); all expenses and costs of any roadshow or investor meetings (including all travel, meals and lodging for all roadshow participants) and the fees, expenses and costs of any public relations, investor relations or other consultants retained in connection with any road show or investor meetings; the fees and expenses incurred in connection with the quotation or listing of the Registrable Securities on any securities exchange or automated securities quotation system; the fees and expenses associated with any offering-related liability insurance if the Corporation so obtains or if the underwriters so require; all of the Corporation’s internal expenses (including all salaries and expenses of its officers and employees performing any duties in connection with such registration or offering); the reasonable fees and disbursements of one Canadian counsel for the selling Holders selected by the Initiating Holders and one U.S. counsel for the selling Holders selected by the Initiating Holders (together, the “Selling Holder Counsel”); and all underwriters’ fees and expenses (excluding discounts, commissions, or fees attributable to the sale of the Registrable Securities), shall be borne and paid by the Corporation; provided, however, that the Corporation shall not be required to pay for any registration proceeding begun pursuant to a Demand Notice if the Initiating Holder thereof subsequently withdraws such Demand Notice (in which case the Initiating Holder shall bear such costs), unless (i) such withdrawal is notified to the Corporation by the Initiating Holder prior to the termination of any deferral or postponement period pursuant to Sections 2.1(b) or 2.1(c), (ii) the Initiating Holder agrees to forfeit its right to make one Demand Notice, (iii) such withdrawal is a result of the transactions contemplated by the applicable underwriting agreement failing to close (other than as a result of fault of the Initiating Holder), (iv) at the time of such withdrawal there has been a material adverse change in the condition, business, or prospects of the Corporation or a material adverse change in the financial markets generally or (v) a Demand Notice is not deemed to be counted as “made” pursuant to any section of this Agreement. All Selling Expenses relating to Registrable Securities registered pursuant to this Section 2 shall be borne and paid by the Holders pro rata on the basis of the number of Registrable Securities registered on their behalf.

2.8            Indemnification. If any Registrable Securities are included in a Registration Statement or Canadian Prospectus under this Section 2:

(a)            The Corporation shall, without limitation as to time and to the fullest extent permitted by applicable law, indemnify and hold harmless each selling Holder, any Affiliate of such Holder and their respective members, managers, officers, directors, employees, agents, shareholders, equityholders or partners; legal counsel and accountants for each such Holder; any underwriter (as defined in the Securities Act or as defined under Canadian securities laws, if applicable) for each such Holder; and each Person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act; and the members, managers, officers, directors, employees, agents, shareholders, equityholders or partners of each such controlling Person, against any Damages, and the Corporation will pay to each such Holder, underwriter, controlling Person, or other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any Claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement set forth in this Section 2.8 shall not apply to amounts paid in settlement of any such Claim or proceeding if such settlement is effected without the consent of the Corporation, which consent shall not be unreasonably withheld or delayed, nor shall the Corporation be liable for any Damages to the extent that they arise out of or are based upon statements or omissions made in reliance upon and in conformity with written information furnished by or on behalf of any such Holder, underwriter, controlling Person, or other aforementioned Person expressly for use in connection with such Registration Statement, Prospectus, Canadian Prospectus or amendment or supplement thereto (and not later rescinded, revoked or corrected by such Holder).

(b)            To the extent permitted by law, each selling Holder, severally and not jointly, will indemnify and hold harmless the Corporation, and each of its directors, each of its officers who has signed the registration statement or a prospectus certificate contained in a Canadian Prospectus, its employees, its agents, each Person (if any) who controls the Corporation within the meaning of the Securities Act, legal counsel and accountants for the Corporation, any underwriter (as defined in the Securities Act or under Canadian securities laws, if applicable), any other Holder selling securities in such registration statement or Canadian Prospectus, and any controlling Person of any such underwriter or other Holder, against any Damages, in each case, only to the extent that such Damages arise out of or are based upon statements or omissions made in reliance upon and in conformity with written information furnished by or on behalf of such selling Holder expressly for use in connection with such Registration Statement, Prospectus, Canadian Prospectus or amendment or supplement thereto (and not later rescinded, revoked, revised or corrected by such Holder); and each such selling Holder will pay to the Corporation and each other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement set forth in this Section 2.8(b) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld or delayed; provided further that in no event shall the aggregate amounts payable by any Holder by way of indemnity or contribution under Sections 2.8(b) and 2.8(d) exceed the proceeds from the offering received by such Holder (net of any Selling Expenses incurred in connection therewith by such Holder).

(c)            Promptly after receipt by an indemnified party under this Section 2.8 of notice of the commencement of any Claim (including any Claim by a Governmental Authority) for which a party may be entitled to indemnification hereunder, such indemnified party will, if a Claim in respect thereof is to be made against any indemnifying party under this Section 2.8, give the indemnifying party notice of the commencement thereof; provided, however, that the delay or failure to so notify the indemnifying party shall not relieve the indemnifying party from any obligation or liability except to the extent that the indemnifying party has been materially prejudiced by such delay or failure. The indemnifying party shall have the right to participate in such Claim and, to the extent the indemnifying party so desires, participate jointly with any other indemnifying party to which notice has been given, and to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to participate in the defense thereof and for each indemnification claim hereunder to retain one separate counsel in each relevant jurisdiction, with the fees and expenses to be paid by the indemnifying party, if (i) representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such Claim, (ii) the indemnifying party does not elect to assume the defense thereof as provided above, or (iii) a mutually satisfactory counsel is not agreed upon as provided above.

(d)            To provide for just and equitable contribution to joint liability under the Securities Act and under the provisions relating to liability for misrepresentations under Canadian securities laws, in any Claim in which either: (i) any party otherwise entitled to indemnification hereunder makes a claim for indemnification pursuant to this Section 2.8 but it is determined by a final non-appealable ruling of a court of competent jurisdiction that such indemnification may not be enforced in such case (or is otherwise insufficient to hold such party harmless), notwithstanding the fact that this Section 2.8 provides for indemnification in such case, or (ii) contribution under the Securities Act or applicable Canadian securities laws may be required on the part of any party hereto for which indemnification is provided under this Section 2.8, then, and, in each such case, such parties will contribute to the aggregate losses, claims, damages, liabilities, or expenses to which they may be subject (after contribution from others) (i) in such proportion as is appropriate to reflect the relative fault of each of the indemnifying party and the indemnified party in connection with the statements, omissions, or other actions that resulted in such loss, claim, damage, liability, or expense, as well as to reflect any other relevant equitable considerations or (ii) if the allocation provided by the foregoing clause (i) is not permitted by applicable law, or provides a lesser sum to the indemnified party than the amount hereinafter calculated in this clause (ii), in such proportion as is appropriate not only to reflect the relative fault of the indemnifying party and the indemnified party, respectively, but also the relative benefits received by the indemnifying party and the indemnified party from the offering of Registrable Securities (taking into account the portion of the proceeds of the offering realized by each such party) as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or allegedly untrue statement of a material fact, or the omission or alleged omission of a material fact, relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case, (A) no Holder will be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered and sold by such Holder (net of any Selling Expenses incurred in connection therewith) pursuant to such Registration Statement or Canadian Prospectus, and (B) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act or within the meaning of applicable Canadian laws) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation; provided further that in no event shall a Holder’s liability pursuant to this Section 2.8(d), when combined with the amounts paid or payable by such Holder pursuant to Section 2.8(b), exceed the proceeds from the offering received by such Holder (net of any Selling Expenses incurred in connection therewith by such Holder). The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 2.8(d) were determined by pro rata allocation (even if the Holders or any underwriters or all of them were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in this Section 2.8(d). If indemnification is available under this Section 2.8, the indemnifying parties shall indemnify each indemnified party to the fullest extent provided in Sections 2.8 and 2.8(b) without regard to the relative fault of said indemnifying party or indemnified party or any other equitable consideration provided for in this Section 2.8(d) subject, in the case of the Holders, to the limits set forth in Section 2.8(b).

(e)            Unless otherwise expressly superseded by an underwriting agreement entered into in connection with an underwritten public offering, the obligations of the Corporation and Holders under this Section 2.8 shall survive the completion of any offering of Registrable Securities in a registration under Section 2, and otherwise shall survive the termination of this Agreement.

2.9            Reports Under Exchange Act. With a view to making available to the Holders the benefits of Rule 144 under the Securities Act and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Corporation to the public without registration or pursuant to a registration on Form S-3, the Corporation shall:

(a)            make and keep available adequate current public information, as those terms are understood and defined in Rule 144 under the Securities Act, at all times after the effective date of the registration statement filed by the Corporation for an Initial Public Offering in the United States;

(b)            reasonably cooperate with the Holders in any reasonable request by such Holders that the transfer agent for the Corporation register the Registrable Securities in the name of Cede & Co., as nominee of the Depositary Trust Company, or in the name of the applicable nominee of The Canadian Depository for Securities Limited with book entry credits in the name of the Holder or its nominee or authorized broker;

(c)            use commercially reasonable efforts to file with the SEC in a timely manner all reports and other documents required of the Corporation under the Securities Act and the Exchange Act and to file with applicable Canadian securities regulatory authorities in a timely manner all reports and other documents required of the Corporation under the continuous disclosure requirements of applicable Canadian securities laws (at any time after the Corporation has become subject to such reporting requirements);

(d)            (i) furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (A) to the extent accurate, a written statement by the Corporation that it has complied with the reporting requirements of Rule 144 under the Securities Act (at any time after 90 days after the effective date of the registration statement filed by the Corporation for an Initial Public Offering in the United States), the Securities Act, and the Exchange Act (at any time after the Corporation has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (at any time after the Corporation so qualifies); and (B) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC or applicable Canadian securities laws that permits the selling of any such securities without registration (at any time after the Corporation has become subject to the reporting requirements under the Exchange Act), without qualification pursuant to a Canadian Prospectus (at any time after the Corporation has become a reporting issuer in any province or territory of Canada) or pursuant to Form S-3 (at any time after the Corporation so qualifies to use such form); and (ii) furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith, but in any event within five days following the receipt of a lawful and contractually permitted request therefor, unlegended share certificates in connection with sales of Registrable Securities by a Holder pursuant to Rule 144 under the Securities Act, or furnish to the Corporation’s transfer agent an opinion of counsel that such unlegended share certificates may be issued.

2.10            Lock-Up Agreement. In the case of any registration pursuant to a Demand Notice, any Shelf Offering or any Corporation initiated registration pursuant to Section 2.4, in each case, which includes an underwritten offering, each Holder (whether or not such Holder elected to include Registrable Securities in such Registration Statement or Canadian Prospectus) hereby agrees that, if requested (pursuant to a written notice) by the Initiating Holder or managing underwriter(s) in such offering, it will not, without the prior written consent of such Initiating Holder and managing underwriter(s), during the period commencing on the earlier of the date of the final prospectus (or any prospectus supplement) or, if applicable, at the election of the Initiating Holder, the date any Demand Notice or Take-Down Notice is made, and ending on the earlier of the withdrawal of such Demand Notice or Take-Down Notice and the date that is 90 days after the date of the final prospectus or prospectus supplement (or, in the case of any registration pursuant to a Demand Notice or any Shelf Offering, such lesser period as determined by the Initiating Holders), or such other period as may be reasonably requested by the Corporation or any underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions set forth in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto, offer to sell, sell, contract to sell, or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Holder or any controlled affiliate of the Holder or any person in privity with the Holder or any controlled affiliate of the Holder), directly or indirectly, including the public filing (or participation in the public filing) of a registration statement with the Securities and Exchange Commission, or a prospectus with any securities commission or securities regulatory authority in any province or territory of Canada, in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder with respect to, any shares in the capital of the Corporation or any securities convertible into, or exercisable or exchangeable for such shares (collectively, “Securities”), or publicly announce an intention to effect any such transaction (including, for certainty, engaging in any hedging or other transactions designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition of any Securities, even if any such sale or disposition transaction or transactions would be made or executed by or on behalf of someone other than the Holder), in each case, subject to certain exceptions to the foregoing restrictions which will be set out in a “lock-up” agreement that is on substantially the same terms and conditions as the applicable IPO Lock-up Agreement, except that such “lock-up” agreement shall not prohibit any lender under the Margin Loan Documentation from transferring Subordinate Voting Shares pledged to such lender in accordance with the Margin Loan Documentation upon foreclosure upon such Subordinate Voting Shares; provided that, in the case of (a) transfers of Registrable Securities as a bona fide gift or gifts for the purpose of estate planning, (b) dispositions, transfers or distributions of Registrable Securities to Affiliated Transferees or (c) dispositions, transfers or distributions of Registrable Securities by will or intestate succession upon the death of the Holder, each donee, distributee or transferee, as applicable, complies with clause (b) of Section 3.1; and provided, further, that in the case of any registration pursuant to Section 2.4, this Section 2.10 shall be applicable to the Holders only if each other Holder and all directors and executive officers of the Corporation have also entered into substantially similar agreements (and in the case of any other registration the Corporation uses its reasonable best efforts to cause the directors and executive officers of the Corporation to enter into similar agreements) and a Holder shall be released from its obligations hereunder to the extent that any other Holder is released. The Initiating Holder (or, in the case of any registration under Section 2.4, the Corporation) shall be responsible for negotiating all “lock-up” agreements (to be reasonably acceptable to the Corporation, such approval not to be unreasonably withheld or delayed) with the underwriters in connection with such registration that are consistent in all material respects with this Section 2.10 or that are necessary to give further effect thereto and the Holders agree to execute the form so negotiated. The Corporation agrees to use its reasonable best efforts to obtain from each holder of restricted Securities or Securities subject to resale restrictions under applicable Canadian securities laws (other than the Holders and the directors and executive officers of the Corporation) its agreement not to effect any transaction prohibited by this Section 2.10 during the period set forth in this Section 2.10. Notwithstanding the foregoing, the restrictions contained in this Section 2.10 shall not apply to any Holder unless made to apply equally to the BC Group and the holdback period applicable to the BC Group shall not be shortened unless the Corporation or the underwriters agree that such shorter period shall also apply to all Holders.

2.11            Termination of Demand Rights. The right of any Holder to make a Demand Notice shall terminate upon the first date on which the number of Subordinate Voting Shares (including any Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares or Preferred Shares) owned by such Holder that qualifies as Registrable Securities represents less than 1% of the number of the then-outstanding Subordinate Voting Shares and the Multiple Voting Shares. The right of any Holder to request inclusion of Registrable Securities in any registration or Shelf Offering pursuant to Section 2 shall terminate upon the date on which such Holder ceases to beneficially own any Registrable Securities.

3.            Miscellaneous

3.1            Successors and Assigns. The rights under this Agreement may be assigned (but only with all related obligations) (x) by a Holder to a transferee of Registrable Securities that is an Affiliated Transferee or any other transferee of at least 5% of the total outstanding Registrable Securities held by such Holder as of the date hereof or (y) by a Holder to a lender acquiring or disposing of Registrable Securities pursuant to an exercise of remedies in connection with a pledge of such Registrable Securities; provided, however, that in each case (a) the Corporation is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee and the Registrable Securities with respect to which such rights are being transferred, (b) such transferee agrees in a written instrument substantially in the form attached as Exhibit B hereto delivered to the Corporation to be bound by and subject to the terms and conditions of this Agreement and (c) in the case of any transfer or distribution pursuant to clause (x), such transfer is permitted by or effected in conformity with the Corporation’s then-current organizational documents and any shareholders, equityholders, investor or similar agreements. In connection with any transfer by a Holder of Registrable Securities to an Affiliated Transferee or any other transferee of at least 5% of the total outstanding Registrable Securities held by such Holder as of the date hereof where such transfer is for less than the entire amount of its Registrable Securities, other than any transfer as contemplated in clause (y) of the immediately preceding sentence, such Holder of Registrable Securities may elect to continue to control the rights hereunder but shall be entitled to include such transferee in any elections it makes under Section 2. The terms and conditions of this Agreement inure to the benefit of and are binding upon the respective successors and permitted assignees of the parties. In the event the Corporation merges into, consolidates with, sells substantially all of its assets to or otherwise becomes an Affiliate of a Person pursuant to a transaction or series of related transactions in which the Holders receive equity securities of such Person (or of any Affiliate of such Person) in exchange for Subordinate Voting Shares held by such Holders, all of the rights of the Holders set forth in this Agreement shall continue in full force and effect and shall apply to the Person the equity securities of which are received by such Holders pursuant to such transaction or series of related transactions, in each case, unless otherwise agreed by the holders of a majority of the Registrable Securities. The Corporation agrees that the Corporation shall not enter into any agreement that has the effect set forth in the first clause of the preceding sentence unless such Person agrees to be bound by the foregoing provision. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assignees any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

3.2            Rights of Third Parties. This Agreement is not intended to confer any right or remedy hereunder upon any Person other than (a) each of the parties hereto and their respective successors and permitted assigns and (b) the indemnified parties referred to in Section 2.8, all of whom are intended to be third party beneficiaries thereof.

3.3            Governing Law; Consent to Jurisdiction; WAIVER OF JURY TRIAL. This Agreement is governed by and will be interpreted and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Any action arising out of or under this Agreement, any other document, instrument or agreement contemplated herein or delivered pursuant hereto, or the transactions contemplated hereby or any of such other documents, instruments or agreements, shall be brought only in a federal or provincial court having jurisdiction and venue in Ontario, Canada, and each of the parties hereby irrevocably submits to the exclusive jurisdiction of such courts and agrees that venue in Ontario is proper. To the extent permitted by applicable law, final judgment against a party (a certified copy of which shall be conclusive evidence of the fact and of the amount of any indebtedness of such party hereunder) in any such legal action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on an unsatisfied judgment or similar proceeding. Each of the parties hereby irrevocably waives and agrees not to assert, by way of motion, as a defense, or otherwise, in any legal action or proceeding, any defense or any Claim that it is not personally subject to the jurisdiction of the above-named Ontario courts for any reason, including claims that such party may be immune from the above-described legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, or otherwise), or that such proceeding is brought in an inconvenient or otherwise improper forum or that this Agreement or any of the other aforementioned documents, instruments or agreements, or the subject matter hereof or thereof, may not be enforced in or by such courts, or that the same are governed by the laws of a jurisdiction other than Ontario. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH PARTY HERETO HEREBY WAIVES AND COVENANTS THAT IT SHALL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE OR ACTION, CLAIM, CAUSE OF ACTION OR SUIT (IN CONTRACT, TORT OR OTHERWISE), INQUIRY, PROCEEDING OR INVESTIGATION ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE SUBJECT MATTER HEREOF OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING. EACH PARTY HERETO ACKNOWLEDGES THAT IT HAS BEEN INFORMED BY THE OTHER PARTIES HERETO THAT THIS SECTION 3.3 CONSTITUTES A MATERIAL INDUCEMENT UPON WHICH THEY ARE RELYING AND SHALL RELY IN ENTERING INTO THIS AGREEMENT. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 3.3 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

3.4            Counterparts/Electronic Signatures. This Agreement may be executed in any number of counterparts and/or by electronic means, each of which shall be deemed an original but all of which together shall constitute one and the same instrument, and all signatures need not appear on any one counterpart.

3.5            Headings. The headings and captions in this Agreement are for purposes of reference only and shall not be construed to limit or affect the substance of this Agreement.

3.6            Notices. Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be given by prepaid mail, by electronic mail or by delivery as hereafter provided. Any such notice or other communication, if mailed by prepaid mail at any time other than during a general discontinuance of postal service due to strike, lockout or otherwise, shall be deemed to have been received on the fourth Business Day after the post-marked date thereof, or if sent by electronic mail, shall be deemed to have been received when sent unless the sender receives a “bounceback” or similar indication that the email was not delivered to the recipient, or if delivered by hand shall be deemed to have been received at the time it is delivered to the applicable address noted below either to the individual designated below or to an individual at such address having apparent authority to accept deliveries on behalf of the addressee. Notice of change of address shall also be governed by this Section 3.6. In the event of a general discontinuance of postal service due to strike, lock-out or otherwise, notices or other communications shall be delivered by hand or sent by electronic mail and shall be deemed to have been received in accordance with this Section 3.6. Notices and other communications shall be addressed to the respective addresses set forth herein or, as applicable, to the principal office of the Corporation and to the attention of the general counsel or chief legal officer, in each case, of the Corporation.

OTPP Group

5650 Yonge Street

Toronto, Ontario

M2M 4H5

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

767 5th Avenue

New York, New York 10153

Attention:          [Redacted Contact Information]

Email:                 [Redacted Contact Information]

GIC Group

168 Robinson Road

#37-01 Capital Tower

Singapore 068912

Singapore

with a copy (which shall not constitute notice) to:

Ropes & Gray LLP

1211 Avenue of the Americas

New York, New York 10036-8704

Attention:          [Redacted Contact Information]

Email:                 [Redacted Contact Information]

Founder Group

Patrick Dovigi

100 New Park Place #500

Vaughan, Ontario

L4K 0H9

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, Ontario M5L 1B9

Attention:	Jeffrey M. Singer
Jeff Hershenfield
Email:	jsinger@stikeman.com
jhershenfield@stikeman.com

HPS Group

c/o HPS Investment Partners LLC

40 W. 57th St, 33rd Floor

New York, NY 10019

Attention:          [Redacted Contact Information]

Email:                 [Redacted Contact Information]

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

1271 Avenue of Americas

New York, NY 10020

Attention:          Peter Sluka

Email:                 peter.sluka@lw.com

Other Holders

SAL Trust Holdings LLC

Steven A. Lempera

[Redacted Contact Information]

Poole Private Capital, LLC

3301 Benson Drive, Suite 601

Raleigh, North Carolina 27609

Attn:	[Redacted Contact Information]

2015 Irrevocable Trust for Scott Poole and Descendants

Lonnie C. Poole, III, Trustee

[Redacted Contact Information]

If notice is given to the Corporation, for so long as the BC Group holds any of the issued and outstanding Subordinate Voting Shares, a copy shall also be sent to:

c/o BC Partners Advisors L.P.
650 Madison Avenue
New York, New York 10022
Attention:          [Redacted Contact Information]
Email:                 [Redacted Contact Information]

and

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017

Attention:	Ryan Bekkerus
Anthony F. Vernace
Email:	rbekkerus@stblaw.com
avernace@stblaw.com

If notice is given to the Corporation, for so long as the Founder Group holds any of the issued and outstanding Subordinate Voting Shares or Multiple Voting Shares, a copy shall also be sent to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, Ontario M5L 1B9

Attention:	Jeffrey M. Singer
Jeff Hershenfield
Email:	jsinger@stikeman.com
jhershenfield@stikeman.com

The failure to send or deliver a copy of a notice or other communication to the referred to counsel, as the case may be, shall not invalidate any notice given under this Section 3.6.

3.7           Amendments. This Agreement may be amended, modified, supplemented or restated, and any provisions of this Agreement may be waived, with the approval of the Corporation and the Holders holding a majority of the Registrable Securities; provided that any such amendment, modification, supplement, restatement or waiver that by its terms adversely affects (other than in any de minimis respects) the rights of a Holder shall not be effective as to such Holder without the consent of such Holder. Except as provided in the immediately preceding sentence, any amendment, termination, or waiver effected in accordance with this Section 3.7 shall be binding on all parties hereto, regardless of whether any such party has consented thereto. The Corporation shall send to each Holder a copy of any amendment, modification, supplement, restatement or waiver to this Agreement.

3.8           Severability. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, the invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if the invalid or unenforceable provision were omitted. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so more narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

3.9           Aggregation of Securities. All shares of Registrable Securities held or acquired by Affiliated Transferees or any other member of the applicable Shareholder Group of a Holder shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliated Persons may apportion such rights as among themselves in any manner they deem appropriate.

3.10         Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the matters contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties related to such matters. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The parties have not relied and are not relying on any other information, discussion or understanding in entering into this Agreement.

3.11         Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such nonbreaching or nondefaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

3.12         No Conflicting or Preferential Rights. The Corporation shall not (a) grant any other Person (i) any demand registration rights, (ii) any registration rights that conflict with or are equal to or more favorable in any respect than the registration rights provided herein to the Initiating Holders or (iii) any piggy-back registration rights that provide for a right to include in any registration or offering any Subordinate Voting Shares or other Securities other than after all Registrable Securities being sold by the Holders, in each case, unless otherwise agreed by the Corporation and Holders holding a majority of the Registrable Securities or (b) enter into any registration rights agreement with any prospective holder of any Securities which does not expressly provide that the Initiating Holders in this Agreement have priority over such new holders of Securities in any subsequent registration statement. Without limiting the foregoing, if, after the date hereof, the Corporation grants to any such Person any type of registration rights, the Corporation shall cause such Person to comply with the restrictions under Section 2.10 as if such Person was a Holder hereunder.

3.13         Specific Performance. The parties hereto recognize and agree that money damages would be insufficient to compensate the Holders of any Registrable Securities for breaches by the Corporation of the terms hereof and, consequently, that the equitable remedy of specific performance of the terms hereof will be available in the event of any such breach.

3.14         Actions and Approvals by the Groups. Whenever this Agreement requires the approval or consent of the BC Group, the OTPP Group, the GIC Group, the Founder Group, the HPS Group or the Poole Family Group, such requirement shall be deemed to be satisfied if the approval or consent of BC Partners Advisors L.P., OTPP Environmental Services Trust, Magny Cours Investment Pte Ltd., the Founder, HPS Investment Partners, LLC and Ven Poole, respectively, shall have been obtained (or by such substitute Person notified by such Shareholder to the Corporations in accordance with the terms hereof).

3.15         Exchange Rate. For all purposes under this Agreement, the rate of exchange for conversion of U.S. dollars into foreign currency shall be based on the daily average exchange rate published by the Bank of Canada.

3.16         Margin Loan Matters.

(a)            The Corporation acknowledges and agrees that, with respect to any Multiple Voting Shares and Subordinate Voting Shares pledged by any Holder to an Applicable Lender (any such Multiple Voting Shares and Subordinate Voting Shares, “Pledged Shares”) pursuant to the Margin Loan Documentation, except to the extent of any transfer of any such Pledged Shares pursuant to an exercise by an Applicable Lender of its remedies under the Margin Loan Documentation following an event of default thereunder, the Holder (a) is, as of the date hereof, and shall continue to be, bound by and subject to the terms and conditions hereof and entitled to (in lieu of the relevant Applicable Lender) exercise all rights and remedies under this Agreement in respect of such Pledged Shares, including, as a “Holder” hereunder, in each case, as if the Holder was the registered holder of such Pledged Shares and (b) shall be deemed to beneficially own, directly or indirectly, such Pledged Shares for all purposes hereunder. For all purposes under this Agreement, the GIC Group shall be deemed to beneficially own, directly or indirectly, the Subordinate Voting Shares that are pledged by GFL Borrower II (Cayman) LP under the Margin Loan Documentation to which it is a party.

(b)            For all purposes under this Agreement, for so long as GFL Borrower II (Cayman) LP (the “GIC Margin Loan Borrower”) directly holds any Shares which constitute Pledged Shares hereunder, (a) the GIC Margin Loan Borrower shall not be deemed to be the “Holder,” an “Affiliate” of the BC Group and/or an “Affiliated Transferee” of the BC Group hereunder and (b) the BC Group shall not be deemed to beneficially own, directly or indirectly, the Pledged Shares which are directly held by the GIC Margin Loan Borrower.

(c)            For all purposes under this Agreement, for so long the GIC Margin Loan Borrower directly holds any Shares which constitute Pledged Shares hereunder, (a) the GIC Margin Loan Borrower shall be deemed to be the “Holder,” an “Affiliate” of the GIC Group and/or an “Affiliated Transferee” of the GIC Group hereunder (but, for the avoidance of doubt, neither BC Partners Advisors L.P. nor any of its Affiliates (other than the GIC Margin Loan Borrower) shall be deemed to be the “Holder,” an “Affiliate” of the GIC Group or an “Affiliated Transferee” of the GIC Group hereunder) and (b) the GIC Group shall be deemed to beneficially own, directly or indirectly, the Pledged Shares which are directly held by GIC Margin Loan Borrower.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement on the date specified above.

GFL ENVIRONMENTAL INC.

By:	{Signed} Patrick Dovigi
Name:	Patrick Dovigi
Title:	President and Chief Executive Officer

[Fifth Amended & Restated Registration Rights Agreement]

BCEC–GFL HOLDINGS (GUERNSEY) L.P., acting by its
general partner BCEC MANAGEMENT X LIMITED

By:	{Signed} Mark Rodcliffe
Name:	Mark Rodcliffe
Title:	Director

By:	{Signed} Matthew Elston
Name:	Matthew Elston
Title:	Director

OTPP ENVIRONMENTAL SERVICES TRUST
by 3329340 Nova Scotia Limited, in its capacity as Trustee

By:	{Signed} Blake Sumler
Name:	Blake Sumler
Title:	Director

MAGNY COURS INVESTMENT PTE LTD.

By:	{Signed} Alex Moskowitz
Name:	Alex Moskowitz
Title:	Authorized Signatory

SEJOSA HOLDINGS INC.

By:	{Signed} Patrick Dovigi
Name:	Patrick Dovigi
Title:	President

HPS VG CO-INVESTMENT FUND, L.P.
by HPS Mezzanine Management 2019, LLC, its investment manager

By:	{Signed} Mark Rubenstein
Name:	Mark Rubenstein
Title:	Managing Director

HPS CO-INVESTMENT FUND, L.P.
by HPS Mezzanine Management 2019, LLC, its investment manager by HPS Investment Partners, LLC, its sole member

By:	{Signed} Mark Rubenstein
Name:	Mark Rubenstein
Title:	Managing Director

GALAXY III CO-INVEST, L.P.
by HPS Mezzanine Management 2019, LLC, its investment manager by HPS Investment Partners, LLC, its sole member

By:	{Signed} Mark Rubenstein
Name:	Mark Rubenstein
Title:	Managing Director

MEZZANINE PARTNERS III, L.P.
by HPS Mezzanine Management III, LLC, its investment manager by HPS Investment Partners, LLC, its sole member

By:	{Signed} Mark Rubenstein
Name:	Mark Rubenstein
Title:	Managing Director

AP MEZZANINE PARTNERS III, L.P.
by HPS Mezzanine Management III, LLC, its investment manager by HPS Investment Partners, LLC, its sole member

By:	{Signed} Mark Rubenstein
Name:	Mark Rubenstein
Title:	Managing Director

MP III OFFSHORE MEZZANINE
INVESTMENTS, L.P.
by HPS Mezzanine Management III, LLC, its investment manager by HPS Investment Partners, LLC, its sole member

By:	{Signed} Mark Rubenstein
Name:	Mark Rubenstein
Title:	Managing Director

MP 2019 ONSHORE MEZZANINE
MASTER, L.P.
by HPS Mezzanine Management 2019, LLC, its investment manager by HPS Investment Partners, LLC, its sole member

By:	{Signed} Mark Rubenstein
Name:	Mark Rubenstein
Title:	Managing Director

MP 2019 MEZZANINE MASTER, L.P.
by HPS Mezzanine Management 2019, LLC, its investment manager by HPS Investment Partners, LLC, its sole member

By:	{Signed} Mark Rubenstein
Name:	Mark Rubenstein
Title:	Managing Director

MP 2019 MEZZANINE MASTER, L.P.
by HPS Mezzanine Management 2019, LLC, its investment manager by HPS Investment Partners, LLC, its sole member

By:	{Signed} Mark Rubenstein
Name:	Mark Rubenstein
Title:	Managing Director

WRANGLER CO-INVEST, L.P.
by HPS Investment Partners, LLC, its investment manager

By:	{Signed} Mark Rubenstein
Name:	Mark Rubenstein
Title:	Managing Director

MORENO STREET DISTRICT
LENDING FUND, L.P.
by HPS Investment Partners, LLC, its investment manager

By:	{Signed} Mark Rubenstein
Name:	Mark Rubenstein
Title:	Managing Director

MP III OFFSHORE EQUITY
INVESTMENTS L.P.
by HPS Mezzanine Management 2019, LLC, its investment manager by HPS Investment Partners, LLC, its sole member

By:	{Signed} Mark Rubenstein
Name:	Mark Rubenstein
Title:	Managing Director

MP 2019 ONSHORE MEZZANINE
MASTER, L.P.
by HPS Mezzanine Management 2019, LLC, its investment manager by HPS Investment Partners, LLC, its sole member

By:	{Signed} Mark Rubenstein
Name:	Mark Rubenstein
Title:	Managing Director

SIP V ONSHORE MEZZANINE
MASTER, L.P.
by HPS Strategic Investment Management V, LLC, its investment manager by HPS Investment Partners, LLC, its sole member

By:	{Signed} Mark Rubenstein
Name:	Mark Rubenstein
Title:	Managing Director

SIP V MEZZANINE MASTER, L.P.
by HPS Strategic Investment Management V, LLC, its investment manager by HPS Investment Partners, LLC, its sole member

By:	{Signed} Mark Rubenstein
Name:	Mark Rubenstein
Title:	Managing Director

SIP V AP MEZZANINE MASTER, L.P.
by HPS Strategic Investment Management V, LLC, its investment manager by HPS Investment Partners, LLC, its sole member

By:	{Signed} Mark Rubenstein
Name:	Mark Rubenstein
Title:	Managing Director

POOLE PRIVATE CAPITAL, LLC

By:	{Signed} Ven Poole
Name:	Ven Poole
Title:	Manager

SAL TRUST HOLDINGS LLC

By:	{Signed} Steven Lempera
Name:	Steven Lempera
Title:	President